September 10, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Matthew Derby, Staff Attorney

Re:	Khosla Ventures Acquisition Co. II

Registration Statement on Form S-4

Filed July 20, 2021

File No. 333-258033

Dear Mr. Derby:

On behalf of our client, Khosla Ventures Acquisition Co. II (the “Company” or “KVSB”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated August 16, 2021 (the “Comment Letter”) with respect to the Company’s registration statement on Form S-4 filed with the Commission on July 20, 2021 (the “Registration Statement”). Concurrently with the submission of this letter, we are filing an amendment to the Registration Statement (“Amendment No. 1”).

For your convenience, we have reproduced the Staff’s comments exactly as set forth in the Comment Letter in bold face type below, and set forth below each such comment is the Company’s response. Page numbers and captions referenced in the responses refer to Amendment No. 1 unless otherwise stated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

Form S-4 filed July 20, 2021

Cover Page

1.

Please revise the prospectus cover page to disclose your dual-class voting structure and quantify the voting power that your Class B common stock holders will have after the offering due to the disparate voting rights attached to the two classes of capital stock, and identify the holders of such shares.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the prospectus cover page to disclose the dual-class voting structure and quantify the voting power that the Class B common stockholders will have after the offering due to the disparate voting rights attached to the two series of capital stock, and identify generally the holders of such shares.

Do I have redemption rights?, page xvii

2.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: The Company notes that as disclosed in the Registration Statement and pursuant to the KVSB certificate of incorporation in effect prior to the Business Combination only public shares are eligible for redemption, and each of Khosla Ventures SPAC Sponsor II LLC (the “Sponsor”) and the directors of KVSB prior to the Business Combination agreed to waive redemption rights with respect to any public shares of KVSB acquired by them prior to the Business Combination (if any) in partial consideration of receiving shares of KVSB Class B common stock.

Will the Company obtain new financing in connection with the Business Combination?, page xvii

3.

Please tell us whether the Sponsor will receive additional securities pursuant to an antidilution adjustment based on the company’s additional financing activities. To the extent they will, quantify the number and value of securities the Sponsor will receive. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight dilution to public stockholders.

Response: In response to the Staff’s comment, the Company confirms that the Sponsor will not receive additional securities pursuant to any anti-dilution adjustment or otherwise based on the Company’s additional financing activities. Consistent with the foregoing, the Company also notes that Amendment No. 1 includes disclosure on page 11 that, pursuant to the Sponsor Support Agreement, the Sponsor and each director and officer of KVSB agreed to, among other things, vote for any amendments to the governing documents as are necessary to convert or reclassify and/or exchange all shares of KVSB Class K common stock and KVSB Class B common stock into an aggregate of 10,408,603 shares of New Nextdoor Class B common stock at the closing, and waive any adjustments to the conversion ratio that would otherwise have been applicable for a conversion into any amount in excess of such amount. In response to the Staff’s comment, the Company has also revised disclosure on pages 11 and 103 of Amendment No. 1 to add similar disclosure when discussing the terms of the Sponsor Support Agreement.

Summary of the Proxy Statement/Prospectus, page 1

4.

It appears that underwriting fees remain constant and are not adjusted based on redemptions. In an appropriate location, please revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at minimum, maximum, and interim redemption levels.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 21 of Amendment No. 1.

Interests of KVSB’s Directors and Executive Officers in the Business Combination, page 16

5.

Please clarify if the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 17 and 119 of Amendment No. 1.

6.	Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: In response to the Staff’s comment, the Company has revised the disclosure under the existing risk factor with the heading “Since the Sponsor and KVSB’s directors and executive officers have interests that are different, or in addition to (and which may conflict with), the interests of our stockholders, a conflict of interest may have existed in determining whether the Business Combination with Nextdoor is appropriate as our initial business combination. Such interests include that Sponsor will lose its entire investment in us if our business combination is not completed.” to confirm that while these conflicts of interest did exist, the Company does not believe that it materially impacted its search for an acquisition target because its management team has significant experience in identifying and executing multiple acquisition opportunities simultaneously and it was not limited by industry or geography in terms of the acquisition opportunities it could pursue.

7.

Since a business combination will be approved only if a majority of the outstanding shares of common stock voted are voted in favor, also disclose how many public shares would be needed to vote in favor of a business combination assuming the minimum number of shares representing a quorum are voted.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages xxii, 15, and 83 of Amendment No. 1.

Comparative per Share Data, page 31

8.

Please clarify why you include the “Nextdoor Equivalent Pro Forma per Share” presentation, and how this information is material to investors and complies with Article 11 of Regulation S-X. In this regard, we note that the pro forma per share data in this presentation is calculated by multiplying the pro forma combined per share data by the Exchange Ratio of 3.1056. Please clarify why the KVSB historical amounts, included in the pro forma combined per share data, are multiplied by this Exchange Ratio when they do not appear to be impacted by this Exchange Ratio.

Response: The Company acknowledges the Staff’s comment and that Item 3(f) has been removed from the instructions to Item 3 of Part I.A. of Form S-4. The Company has removed the Comparative Per Share Data section from Amendment No. 1 as it is no longer required and not considered meaningful to investors. The historical and pro forma combined per share data are included in the Unaudited Pro Forma Condensed Combined Financial Information section and the KVSB and Nextdoor market value per share data are included in the Market Price and Dividend Information section of Amendment No. 1.

KVSBs Board of Directors Reasons for the Business Combination, page 112

9.

We note that you reviewed other business combination opportunities prior to determining that Nextdoor was the best acquisition target. In an appropriate location, please provide greater detail regarding the other opportunities considered and the process management used to determine that Nextdoor would represent the best opportunity.

Response: In response to the Staff’s comment, the Company has updated its disclosure on page 106 of Amendment No. 1.

Projected Financial Information, page 116

10.

We note your disclosure that certain key assumptions were made related to information about “Nextdoor’s internal metrics on neighbor engagement, including the sustained growth of average weekly active users...” Please tell us whether any of the internal metrics on neighbor engagement are key performance measures used by management, and provide a discussion of those neighbor engagement metrics. In addition, please revise to provide more detail regarding what those internal metrics consist of for the purposes of your projected financial information.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 117 of Amendment No. 1 to clarify that Nextdoor’s key assumptions relating to neighbor engagement that underlie the financial projections provided to the Company were based on average weekly active users (“WAUs”). The Company advises the Staff that Nextdoor’s management uses WAUs to measure the engagement of its users and performance of its business. Nextdoor’s management uses WAUs because, while some users come to Nextdoor more frequently than on a weekly basis, and others come to Nextdoor less frequently, a weekly cadence represents what management believes to be a representative use case on the platform and helps to inform Nextdoor’s management on the number of impressions that it is able to provide its advertisers. The only key assumptions that Nextdoor used for purposes of developing its financial projections related to its number of users were its WAUs and its average revenue per user per weekly active user (“ARPU”) and no other key assumptions or measures were used for the purposes of developing Nextdoor’s projected financial information.

U.S. Federal Income Tax Considerations, page 148

11.

We note your discussion of the material U.S. federal income tax considerations to the SPAC shareholders. Please expand this section to discuss the material tax considerations to Nextdoor’s shareholders who will be receiving shares in the merger. Please note that any representation that the receipt of shares by Nextdoor’s shareholders in the merger will be tax free must be supported by an opinion of counsel. See Item 601(b)(8) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages xx, 21-22 and 149-157 of Amendment No. 1. The Company will provide an opinion of counsel to support its representation that the transaction qualifies as a tax-free “reorganization” with the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and subject to the qualifications noted in the disclosures in Amendment No. 1, the receipt of shares by Nextdoor’s stockholders in the merger will be tax free.

Nextdoor’s Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 217

12.

We note your disclosure on page 48 that the release of iOS 14 brought with it a number of new changes, including the need for neighbors using the app to opt in before their identifier for advertisers (“IDFA”) can be accessed by an app (which came into effect in April 2021). As a consequence, the ability of advertisers to accurately target and measure their advertising campaigns at the neighbor level will depend on the opt-in rate to grant IDFA access and if the opt-in rate is low, advertisers’ ability to target and measure advertising campaigns on Nextdoor may become significantly limited. Please disclose if these changes, or any other changes to third-party policies or applications that limit your ability to deliver, target or measure the effectiveness of advertising, have had or are reasonably likely to have a material impact on your revenue, revenue growth rates, or operating income. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 48 and 49 of Amendment No. 1. The Company advises the Staff that Nextdoor did not observe any negative impacts in the quarter ended June 30, 2021 relating to the release of iOS 14.5.

13.

Please describe the industries in which your advertising customers primarily operate and quantify any material revenue concentrations by industry. Please also provide quantitative context to the portion of your revenue derived from large brands versus small and mid- sized businesses.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 224 of Amendment No. 1 with respect to the industries in which Nextdoor’s advertising customers operate and the related revenue concentrations. The Company notes that, as disclosed, Nextdoor historically focused its advertising efforts on large brands. However, Nextdoor is in the process of unifying its advertisement platform so that large brands and small and mid-sized businesses will purchase ad impressions through a single, unified offering and have access to the same inventory. As a result, Nextdoor’s management does not intend, when evaluating its business, to distinguish between ad spend by large brands versus small and mid-sized businesses and therefore has not provided a breakdown in revenue between such customers.

Key Business Metrics, page 218

14.

We note that your definition of Weekly Active User includes engagement with emails with monetizable content. To the extent material please provide additional context regarding the percentage of emails sent that have monetizable content, the engagement rate for those emails, and whether there are any known material trends for the periods presented.

Response: The Company advises the Staff that Nextdoor’s WAU figures include only those emails that both (a) contain monetizable content and (b) are opened by the user. The Company further advises the Staff that Nextdoor sends a variety of emails to its users, including but not limited to: new, trending and top posts, weekly and anytime digests, welcome emails and urgent and emergency alerts. Emails containing monetizable content comprise almost all of the emails that Nextdoor sends to its users. Nextdoor’s management does not evaluate the percentage of its emails that have monetizable content because the emails that it sends without monetizable content are primarily administrative in nature and are not intended, either now or in the future, to deliver ads to users. Moreover, while one of the ways that Nextdoor delivers ads to users is through emails with monetizable content, the primary purpose of such emails is to ensure that users are regularly informed about topics that are relevant to them and that are being discussed on Nextdoor. Therefore, the Company does not believe that providing information regarding the percentage of emails sent that have monetizable content or the engagement rate for those emails, and associated trend information, is material or would be useful to investors.

15.

You disclose that the proportion of Daily Active Users to Weekly Active Users has increased over time. Please revise to disclose whether this is a key metrics utilized by management, provide the DAU to WAU percentage for the same periods presented for your other key metrics and whether there are any known material trends.

Response: The Company advises the Staff that the proportion of daily active users (“DAUs”) to WAUs is not a key metric utilized by Nextdoor’s management in order to manage its business. As noted in response 10 hereto, Nextdoor’s management uses WAUs because, while some users come to Nextdoor more frequently than on a weekly basis, and others come to Nextdoor less frequently, a weekly cadence represents what management believes to be a representative use case on a neighborhood platform such as Nextdoor and helps to inform Nextdoor’s management on the number of impressions that it is able to provide its advertisers. As a result, Nextdoor does not use either DAUs on a standalone basis or DAUs as a percentage of WAUs as key metrics in order to manage its business and its management has historically not focused on conversion of WAUs into DAUs. The Company’s disclosure of Nextdoor’s proportion of DAUs to WAUs was merely intended to provide further context on historical trends showing that engagement levels have increased over time and Nextdoor does not currently intend to regularly disclose the proportion of DAUs to WAUs in future periodic filings. In response to the Staff’s comment, the Company has revised its disclosure on page 226 to provide its proportion of DAUs to WAUs for the six months ended June 30, 2021 as compared to the six months ended June 30, 2020.

Results of Operations Comparison of the Three Months Ended March 31, 2021 and 2020 Revenue, page 226

16.

Please quantify the factors that contributed to the increase in ARPU, including changes attributable to number of impressions delivered and changes attributable to price per ad delivered, and provide explanations for the changes. The same comment applies to your revenue for the years ended December 31, 2020 and 2019.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 232 and 234 of Amendment No. 1.

Comparison of the Years Ended December 31, 2020 and 2019 Sales and marketing, page 228

17.

Please further clarify the nature of your performance marketing costs relating to user acquisition and the performance marketing costs relating to acquiring small and mid-sized customers, including the parties to whom these fees are paid and the terms of the fee arrangements. Please also clarify the underlying reasons for the changes in these expenses and clarify any known trends with respect to these fees.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on page 230 of Amendment No. 1 to explain the nature of Nextdoor’s performance marketing costs relating to user acquisition and acquiring small and mid-sized customers and the reasons for fluctuations of performance marketing between periods. The objective of these marketing activities is to attract new users and small and mid-sized businesses to the platform. The nature of these expenses do not meet the definition of an incremental cost of acquiring a contract as defined by ASC 340-40-25-1 since the costs are incurred regardless of whether a contract is obtained. As such, these costs are classified as sales and marketing expenses as incurred. The fees related to performance marketing are generally paid to a third-party fulfilment house and to relevant digital media marketing channels, and paid on net 30 day terms.

The underlying reason for lower performance marketing costs for user acquisition for the year ended December 31, 2020 compared to the year ended December 31, 2019 was related to a strategic prioritization of investment in product-led growth over user acquisition. The underlying reason for the increase in performance marketing costs to attract small and mid-sized businesses for the year ended December 31, 2020 compared to the year ended December 31, 2019 was Nextdoor continuing to increase spend on advertising to such businesses in the ordinary course of business.

Anti-takeover Provisions, page 266

18.	Please amend your filing to include risk factor disclosure related to the anti- takeover provisions described in this section.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 79 of Amendment No. 1.

Financial Statements—Nextdoor, Inc. Notes to Consolidated Financial Statements Note 2. Summary of Significant Accounting Policies Revenue Recognition, page F-43

19.

Your disclosure on page 23 states that you are dependent on third-party software and service providers, including the Google Ad Manager (“GAM”) platform, for management and delivery of advertisements on the Nextdoor platform. Please clarify the role of GAM in your revenue arrangements, how fees are determined and whether you consider yourself the principal or agent in these arrangements. Identify the customer in these arrangements (e.g., GAM). Please clarify how you considered the factors in ASC 606-10- 55-36 through 55-40 in making this determination. Please also clarify the portion of your revenue generated from these arrangements.

Response: The Company advises the Staff that Nextdoor considers the advertiser to be its customer and considers itself to be the principal in that arrangement with the advertiser. Nextdoor controls the service provided to the customer as the ads are published on properties owned by Nextdoor. Accordingly, Nextdoor recognizes revenue based on the gross amount received from the advertiser. Nextdoor considers Google Ad Manager (“GAM”), formerly Doubleclick Bid Manager, to be a service provider to support the delivery of advertising impressions. The Company has assessed ASC 606 (ASC 606-10-55-39) and concluded that it is the principal in the advertising service arrangement involving GAM.

In its ordinary course of business, Nextdoor signs agreements directly with its customers (the advertiser) to sell advertisements on its platform, and accordingly recognizes the revenue received for providing these advertising services as revenue. Nextdoor is the primary obligor in arrangements with customers as it is solely responsible for fulfillment of advertisements which is supported by either GAM or Nextdoor Ad Manager (“NAM”), its proprietary advertisement manager.

Nextdoor separately contracts with Google to route advertisements on Nextdoor’s platform and to provide information on the performance of the ads for its customers. Google charges Nextdoor based on a volume based agreement unrelated to factors such as who the advertiser is and the price Nextdoor charges to the advertiser. Nextdoor has sole discretion in establishing the price for the specified services with the customer and in doing so obtains substantially all of the benefits. Therefore, Nextdoor bears the economic risk of pricing to the end customer.

Nextdoor is responsible for the fulfillment of providing advertising services ordered by the customers as the contracts only involve Nextdoor and the customer, and Nextdoor is the only party legally responsible for delivery of the service. The customers are not aware that Nextdoor engages with the GAM platform, and are not aware that their ads may be processed through either GAM or NAM as this is done at the discretion of Nextdoor. Nextdoor works directly with the customer to set up the campaign, establish the schedule of the ads, and launch the campaign. Nextdoor is also responsible for providing customer support and resolving any customer issues. Further, Nextdoor sets the CPM rate for each campaign. Therefore, Nextdoor is the primary obligor of the advertising services being provided to its customers.

Based on this assessment, Nextdoor has concluded that it is the principal in its arrangements with its customers. Nextdoor recognizes revenue for advertising services provided to the customer based on the contractual amount received from the customer and recognizes third-party costs (including fees paid to GAM) associated with delivering and supporting its advertising products in cost of revenue on its statements of operations.

20.

You disclose that you have advertising arrangements for the sale of local sponsorship and local deals which are typically fixed-fee arrangements and revenue is recognized on a straight-line basis over the term of the agreement. Tell us how you considered separately disclosing this revenue. Refer to ASC 606-10-55-89 through 55-91.

Response: The Company acknowledges the Staff’s reference to ASC 606-10-55-90 and 55-91 and advises the Staff that in determining the categories for revenue disaggregation, pursuant to ASC 606-10-50-5, Nextdoor considered the appropriate level of disaggregation that describes how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. Nextdoor considered revenue disaggregation by both type of contract and the timing of revenue related to delivering advertisements and determined that all of its advertising arrangements, regardless of whether it is based on displaying impressions or on the sale of local sponsorship and local deals, result in recognizing advertising revenue over time, which is as the advertisements are delivered or over relatively short periods of time given that the life of fixed-fee arrangements is generally one month. Given these factors, and the relatively short timescale with which the recognition of revenue occurs across the Company’s advertising offerings, Nextdoor has not presented disaggregated revenue based on type or timing of arrangement as it does not consider that information to be meaningful to investors.

Deferred Revenue, page F-43

21.	Please disclose revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period. Refer to ASC 606-10-50-8.b.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on page F-33 of Amendment No. 1 to address the Staff’s comment.

Note 10. Common Stock and Stockholders’ Deficit, page F-57

22.

Please revise your disclosure to include the fair value of your common stock used in the determination of the fair value of your options granted during each period presented. For options and restricted stock granted within six months of the determination of the agreed fair value of your equity shares for purposes of the proposed merger with KVSB, please reconcile and explain any differences between the fair value of the common stock determined on each grant date and the fair value of your equity shares determined in connection with the merger. Describe the objective evidence that supports your determination of the fair value of the underlying common stock at each grant date and fully describe the assumptions utilized at these valuation dates that are significantly different than those used in the determination of the fair value of your common stock for purposes of the merger.

Response: The Company acknowledges the Staff’s comment and has provided disclosure of the fair value of Nextdoor’s common stock used in the determination of the fair value of the options granted during each period presented on page F-48 of Amendment No. 1.

In response to the Staff’s comment, set forth in the table below are the stock-based awards granted by Nextdoor during the six months prior to the determination of the agreed fair value of equity shares for purposes of the proposed merger between the Company and Nextdoor, as well the option exercise price and fair value per share of Nextdoor’s underlying common stock used for financial reporting purposes.

Summary	of Option Grants

Grant Date	Number of Shares of Common Stock Underlying Options Granted	Exercise Price Per Share	Fair Value Per Share of Underlying Common Stock for Financial Reporting*
February 10, 2021	747,250	$7.46	$15.27
March 24, 2021	4,924,025	$7.46	$16.29
March 29, 2021	1,043,700	$7.46	$16.41
April 29, 2021	214,300	$12.69	$17.91
May 7, 2021	163,200	$12.69	$18.31

*

Fair values were determined based on a linear daily interpolation of the values discussed below because Nextdoor did not identify a single event that would have caused a material change in the fair value of its common stock.

The Company advises the Staff that as disclosed in the Registration Statement, Nextdoor has historically granted stock options for which the fair value is estimated using the Black-Scholes option-pricing model. The estimated fair value of Nextdoor’s common stock underlying Nextdoor’s option awards has historically been determined by Nextdoor’s board of directors (the “Board”) based on several factors, with input from management and contemporaneous third-party valuations (each individually a “Valuation Report” or collectively, the “Valuation Reports”). The Company refers the Staff to the sections captioned “Stock-Based Compensation” and “Common Stock Valuations” in “Nextdoor’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 242 to 244 of Amendment No. 1 for an explanation of the factors considered by Nextdoor in determining the fair value of its common stock.

For financial reporting purposes, Nextdoor retrospectively assessed the fair value of its common stock used in estimating the grant date fair value of Nextdoor’s stock options, after considering all available information at the relevant date, reviewing the events described below since the date of Nextdoor’s most recent Valuation Report and the potential impact of such events on the estimated fair value per share of Nextdoor’s common stock. For stock option grants made during periods between Valuation Reports, Nextdoor used linear interpolation to estimate the fair value of its common stock on each grant date. Nextdoor believes that linear interpolation provided a reasonable basis for the valuation of its common stock for financial reporting purposes as it did not identify any single event that occurred during the periods between the Valuation Reports that would have caused a material change in the fair value of its common stock.

In valuing Nextdoor’s common stock, the Board determined the equity value of Nextdoor’s business using various valuation methods, with input from management and third-party valuations. For the September 30, 2020 Valuation Report, the equity value of the business was determined through the guideline public company (“GPC”) method under the market approach, which was then allocated to the common stock using an option-pricing model (“OPM”) allocation methodology. As Nextdoor began preparations in the first quarter of 2021 to pursue a public listing via either an initial public offering (“IPO”) or a SPAC merger, including preliminary discussions with investment bankers beginning in March 2021, beginning with the March 31, 2021 Valuation Report, the equity value of the business was determined through the GPC method under the market approach, which was then allocated to Nextdoor’s common stock using a hybrid probability-weighted expected return (“PWERM”) and OPM, hereinafter referred to as the “Hybrid PWERM.” The Hybrid PWERM approach involves the estimation of future liquidity scenarios for Nextdoor, as well as values and probabilities associated with each respective potential outcome. The June 30, 2021 Valuation Report incorporated a discrete exit scenario to reflect the potential SPAC merger after a non-binding term sheet was entered into by Nextdoor with the Company on May 27, 2021 (the “SPAC Term Sheet”), which included the agreed fair value of equity shares for purposes of the proposed merger with KVSB (the “Proposed SPAC Merger”). The Agreement and Plan of Merger (the “Merger Agreement”) was entered into on July 6, 2021.

The following is the chronological order of how Nextdoor determined the valuation of its common stock for financial reporting purposes, inclusive of each date a Valuation Report was performed including significant fluctuations, and any intervening events within Nextdoor or changes in its valuation assumptions and methodology.

February 10, 2021, March 24, 2021, and March 29, 2021 Grants

For purposes of determining the fair value of the Nextdoor’s common stock for the option awards granted on February 10, 2021, March 24, 2021, and March 29, 2021, Nextdoor relied, in part, on the September 30, 2020 Valuation Report and the March 31, 2021 Valuation Report, and used a linear interpolation between the Valuation Report dates in order to determine the fair value of underlying common stock at each of the grant dates for financial reporting purposes.

September 30, 2020 Valuation

For the September 30, 2020 Valuation, given the lack of recent financing transactions, Nextdoor used the GPC method under the market approach to determine the equity value by applying valuation multiples derived from the observed valuation multiples of comparable public companies to Nextdoor’s expected financial results.

As Nextdoor’s common stockholders have no access to a public market through which they would sell their shares of common stock and may not force registration of such shares in order to create marketability, a discount for lack of marketability (“DLOM”) of 30.0% was applied for the September 30, 2020 Valuation Report in order to calculate a fair value per share of

Nextdoor’s common stock. As estimating the probability and value of different liquidity events was too speculative as of that date, Nextdoor utilized the OPM as the equity allocation methodology for the September 30, 2020 Valuation Report.

In addition, secondary transactions that were executed in the twelve months prior to September 30, 2020 were also considered in determining the fair value of Nextdoor’s common stock in the September 30, 2020 Valuation Report. The transactions represented orderly sales between willing investors. Accordingly, the price at which the shares of common stock were sold was considered and weighted in the determination of the concluded value per share of common stock. Nextdoor considered various factors in determining the weighting to place on the prices indicated by the secondary stock transactions, including timing of the transaction, volume and frequency of transactions, and the identity of the buyers and sellers, among other factors. Secondary transactions with respect to 852,000 shares of common stock were executed in the twelve months prior to September 30, 2020. As the secondary stock transactions incorporate market participant expectations for a fully diluted exit event, which would not be explicitly incorporated in the OPM model, a 50.0% weighting was given to the secondary transactions at the volume weighted-average price of $17.77 per share.

The concluded fair value per the September 30, 2020 Valuation Report was $12.04 per share of common stock.

March 31, 2021 Valuation

The results of the March 31, 2021 Valuation Report are described further in the table below:

	Early SPAC/IPO Scenarios	Later SPAC/IPO Scenarios	OPM	Total	Weighting	Fair Value
Liquidity Date	December 2021	June 2022	December 2022
Scenario Probability	20%	50%	30%	100%
Weighted-Average Marketable Value per Share	$19.85	$18.14	$19.88	$19.00
DLOM	15.0%	18.5%	22.5%
Hybrid PWERM Fair Value per Share	$16.87	$14.79	$15.40	$15.39	85%
Secondary Transactions				$22.56	15%
Concluded Fair Value per Share						$16.46

The March 31, 2021 Valuation utilized the Hybrid PWERM in order to allocate the equity value, determined through the GPC method under the market approach for the various scenarios, to each ownership class for each scenario.

Nextdoor began preparations in the first quarter of 2021 to pursue a public listing via either an IPO or a SPAC merger, including preliminary discussions with investment bankers beginning in March 2021. As such, for the March 31, 2021 Valuation Report, Nextdoor began to include SPAC/IPO scenarios in the valuation methodology, in addition to a “remain private” scenario OPM analysis in which Nextdoor would not experience a liquidity event until December 2022, and used the Hybrid PWERM approach to capture a range of potential SPAC/IPO scenarios.

The DLOM decreased from 30.0% in the September 30, 2020 Valuation Report as a result of the shorter time to anticipated exit.

In addition, secondary transactions that were executed in the six month period prior to March 31, 2021 were also considered in determining the fair value of Nextdoor’s common stock in the March 31, 2021 Valuation Report. The transactions represented orderly sales between willing investors. Accordingly, the prices at which the shares of common stock were sold were considered and weighted in the determination of the concluded value per share of common stock. Nextdoor considered various factors in determining a reasonable weighting to place on the prices indicated by the secondary stock transactions, including timing of the transaction, volume and frequency of transactions, and the identity of the buyers and sellers, among other factors. Secondary transactions with respect to 1,900,000 shares of common stock were executed in the six months prior to March 31, 2021. A 15.0% weighting was given to the secondary transactions at the volume weighted-average price of $22.56 per share, as the impact of the market participant expectations for a fully diluted exit event were largely incorporated in the SPAC/IPO exit scenarios in the Hybrid PWERM model. A six month period prior to the Valuation Report was used to focus on more recent secondary transactions due to the trends in the secondary transaction prices to not give undue consideration to older transactions at lower prices with greater fluctuations.

The concluded fair value per the March 31, 2021 Valuation Report was $16.46 per share of common stock.

The increase in the fair value per share of Nextdoor’s common stock between the September 30, 2020 and March 31, 2021 Valuation Reports was driven by Nextdoor’s continued growth, higher market multiples of comparable companies consistent with the general stock market appreciation for the period, and preliminary discussions with investment bankers beginning in March 2021 surrounding an IPO or SPAC merger.

Nextdoor determined that there had been no other significant changes to the business or other relevant factors to determine the fair value of its common stock, and therefore used a linear interpolation between the fair value per share of common stock per the September 30, 2020 and March 31, 2021 Valuation Reports in order to determine the fair value of underlying common stock at each of the grant dates for financial reporting purposes (as reflected in the “Summary of Option Grants” table above).

April 29, 2021 and May 7, 2021 Grants

For purposes of determining the fair value of Nextdoor’s common stock for the option awards granted on April 29, 2021 and May 7, 2021, Nextdoor relied, in part, on the March 31, 2021 Valuation Report and the June 30, 2021 Valuation Report.

June 30, 2021 Valuation

The results of the June 30, 2021 Valuation Report are described further in the table below.

	OPM	Secondary Transactions	OPM/Second ary Transactions Total	Discrete SPAC	Scenario Probability	Fair Value
Liquidity Date	March 2023			December 2021
Weighting	85%	15%	100%
Marketable Value per Share	$17.69			$28.60
DLOM	21.5%			12.5%
Fair Value per Share	$13.88	$34.62	$16.99		50%
Discrete SPAC Fair Value per Share				$25.02	50%
Concluded Fair Value per Share						$21.01

On May 27, 2021, Nextdoor and the Company entered into the SPAC Term Sheet involving the Proposed SPAC Merger. The June 30, 2021 Valuation utilized the Hybrid PWERM in order to allocate the equity value, determined through the GPC method under the market approach for the OPM scenario and through the subject company transaction method under the market approach for a discrete SPAC scenario, to each ownership class for each scenario. The subject company transaction method was used to determine the equity value based upon the valuation implied from the SPAC Term Sheet considering the Proposed SPAC Merger.

Under the discrete SPAC scenario, Nextdoor considered the summary of material terms and provisions of the SPAC Term Sheet and the stated pre-money equity valuation of $3.5 billion. Since the final merger agreement had not been signed and considering the future regulatory filing and stockholder approval processes, Nextdoor expected that the SPAC merger would be consummated in the fourth quarter of 2021 and therefore determined the liquidity term to be 0.5 years. The closing pre-money equity valuation of $3.5 billion was discounted over the liquidity term using Nextdoor’s estimated weighted average cost of capital (“WACC”) of 16.5%. Therefore, the present equity value was calculated to be $3,240.7 million, or $28.60 per share of common stock. Given that the merger agreement had not been signed as of the valuation date and that the future regulatory filing and stockholder approval processes take multiple months until the SPAC merger would be closed, during which time macroeconomic factors could decline and create uncertainty, a 50% probability was assigned to the discrete SPAC scenario.

The DLOM decreased slightly from the March 31, 2021 Valuation Report as a result of the slightly reduced time to exit.

In addition, secondary transactions that were executed in the six month period prior to June 30, 2021 were also considered in determining the fair value of Nextdoor’s common stock in the June 30, 2021 Valuation Report. The transactions represented orderly sales between willing investors. Accordingly, the prices at which the shares of common stock were sold were considered and weighted in the determination of the concluded value per share of common stock. Nextdoor considered various factors in determining a reasonable weighting to place on the prices indicated by the secondary stock transactions, including timing of the transaction, volume and frequency of transactions, and the identity of the buyers and sellers, among other factors. Secondary transactions with respect to 323,657 shares of common stock were executed in the six months prior to June 30, 2021. A 7.5% overall weighting, which was calculated as the 15% used in the OPM / secondary transactions scenario which had a 50% overall weighting, was given to the secondary transactions at the volume weighted-average price of $34.62 per share, as these secondary transactions represented in aggregate only 0.3% of the total fully diluted shares outstanding of Nextdoor at the valuation date.

The concluded fair value per the June 30, 2021 Valuation Report was $21.01 per share of common stock.

The increase in the fair value per share of Nextdoor’s common stock between the March 31, 2021 and June 30, 2021 Valuation Reports was primarily due to the consideration of the SPAC Term Sheet signed in May 2021, which included a pre-money equity valuation of $3.5 billion.

Nextdoor determined that there had been no other significant changes to the business or other relevant factors to determine the fair value of its common stock, and therefore used a linear interpolation between the fair value per share of common stock per the March 31, 2021 and June 30, 2021 Valuation Reports in order to determine the fair value of underlying common stock at each of the grant dates for financial reporting purposes (as reflected in the “Summary of Option Grants” table above).

The Merger Agreement

The Merger Agreement executed between Nextdoor and the Company on July 6, 2021 is for total merger consideration based on the equity valuation of $3.5 billion. The implied fair value of Nextdoor common stock as determined by the Merger Agreement is $29.81 per share, based on the quotient determined by dividing (a) the equity value of $3.5 billion per the Merger Agreement by (b) total Nextdoor stock and awards as of July 6, 2021 of 117,414,347 shares, which is the sum of the following shares of Nextdoor common stock: 35,516,612 shares of common stock outstanding, 61,331,815 shares from the assumed conversion of preferred stock, 20,503,076 shares underlying outstanding stock options, and 62,844 shares underlying outstanding RSUs.

The $3.5 billion equity valuation agrees to the equity valuation per the SPAC Term Sheet used in the June 30, 2021 Valuation as described above. The Company believes the primary factors that explain the difference between the price per share of common stock of $21.01 from the June 30, 2021 Valuation to the implied value per share of common stock of $29.81 per the Merger Agreement are as follows:

•

The implied value per share of common stock as determined by the Merger Agreement assumes a successful closing of the SPAC merger with no weighting attributed to any other outcome of Nextdoor, such as remaining a privately held company or being sold to a third party. Therefore, it effectively weights the discrete SPAC scenario outcome at 100%. In contrast, the June 30, 2021 Valuation Report weighted the probability of the successful discrete SPAC scenario in the Hybrid PWERM analysis at 50%, due to the uncertainties relating to the future regulatory filing and stockholder approval processes, which take multiple months until the SPAC merger would be closed, during which time macroeconomic factors could decline and create uncertainty. The discrete SPAC scenario was projected to be completed 0.5 years from the June 30, 2021 Valuation, which resulted in the discounting of the $3.5 billion equity value over the liquidity term using the WACC of 16.5%.

•

The holders of Nextdoor’s redeemable convertible preferred stock currently have economic rights and preferences over the holders of its common stock resulting in a lower fair value for the common stock as compared to the redeemable convertible preferred stock. The implied value per the Merger Agreement was determined on a fully diluted basis assuming the conversion of all of Nextdoor’s redeemable convertible preferred stock upon the completion of the SPAC merger and the corresponding elimination of the preferences and rights of the holders of such preferred stock results in a higher value for the common stock.

•

The implied value per share of common stock as determined by the Merger Agreement represents a future price for shares of Nextdoor’s common stock that, upon the closing of the SPAC merger, will be immediately freely tradable in a public market, whereas the estimated fair values of the common stock in the Valuation Reports appropriately represent estimates of the fair value of shares that were then illiquid and might never become liquid, and as such, were adjusted for a DLOM. A DLOM of 12.5% to 21.5% was utilized in the June 30, 2021 Valuation Report.

As such, taking into account all of the above, the Company submits to the Staff that the determination of the fair value of Nextdoor’s Common Stock described above was in accordance with ASC Topic 718 and consistent with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation.

Note 15. Subsequent Events, page F-62

23.

You disclose that between April 1, 2021 and July 2, 2021, you granted stock options for 1,041,875 shares of common stock. Please disclose the unrecognized compensation expense associated with these awards and the period over which it will be recognized. Please also provide this disclosure for any awards granted subsequent to July 2, 2021.

Response: The Company acknowledges the Staff’s comment and has provided revised and additional disclosure on page F-53 of Amendment No. 1 to address the Staff’s comment.

If you have additional questions or require any additional information with respect to Amendment No. 1 or this letter, please do not hesitate to contact me at brian.paulson@lw.com or at (415) 395-8149.

Very truly yours,

/s/ Brian D. Paulson
Brian D. Paulson of LATHAM & WATKINS LLP

cc:    Larry Spirgel, Office Chief

Stephen Krikorian, Accounting Branch Chief

Laura Veator, Senior Staff Accountant

Peter Buckland, Chief Financial Officer of Khosla Ventures Acquisition Co. II

Jim Morrone, Latham & Watkins LLP

Cynthia C. Hess, Fenwick & West LLP

Ethan A. Skerry, Fenwick & West LLP

Ran D. Ben-Tzur, Fenwick & West LLP

Michael S. Pilo, Fenwick & West LLP